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                                                                  April 22, 2010

Mr. Dale Welcome
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.20549-7010



Dear Mr. Welcome:


Thank you for your fax on March 05, 2010 and your comments on our Form 10-KSB for the Fiscal Year Ended December 31, 2007, Form 10-Q/A for the Fiscal Quarter ended June 30, 2008, Form 10-Q for the Fiscal Quarter Ended September 30, 2008, Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Form 8-K/A filed April 15, 2009, Form 10-Q for the Fiscal Quarter Ended June 30, 2009, Form 10Q for the Fiscal Quarter Ended September 30, 2009. Please kindly find the following answers to your comments.

Please feel free to contact us if you have any question.

Best Regards!

Ms. Maggie Zhang Acting Chief Financial Officer Sancon Resources Recovery, Inc. Fax No: (86)21-5284-0762 Tel .No: (86)21-6775-6099 Email:
Accounting@sanconinc.com




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                              Response to Comments

Comment 1: We appreciate your response to prior comment 4; however, should there not be a written agreement to substantiate that Mr. Jack Chen and the other shareholders owning over 60% of the company vote the majority of the company's shares in concert, please demonstrate to us how you accounted for the acquisition of Sancon Resources Recovery (Shanghai) Co., Ltd, and how this accounting treatment is not materially different from purchase accounting.

Answer: There was a written agreement to substantiate that Mr. Jack Chen and the other shareholders owning around 60% of the company vote the majority of the company's shares in concert.

Mr. Jack Chen, Mr. David Chen, Mr. Chen Guangliang and Mr. Yiu Lo Chung own combined around 60% of the company and Mr. Jack Chen also owned 100% of Sancon Shanghai as of the acquisition day. The acquisition is resulted in recapitalization of the Company, using the carrying values of assets and liabilities at the time when Company converted its note receivable into 70% equity interest in Sancon Shanghai as both the entities were related to each other through a common shareholder.

FASB ASC 805-10-15-4 states a form of combination that is common for small and midsize entities--a combination between entities under common control--is not considered to be a business combination.

FASB ASC 805-10-15-4 specifically exempts the following transactions from the requirements of FASB ASC 805 for accounting for a business combination: a. The formation of a joint venture. b. The acquisition of an asset or a group of assets that does not constitute a business. c. A combination between entities under common control. d. A combination between not-for-profit organizations or the acquisition of a for-profit entity by a not-for-profit organization.

In accordance with the SFAS 141, par. 11, the following is not considered a business combination: transfers of net assets or exchanges of shares between enterprises under common control.

For a transfer of assets or exchange of shares between entities under common control, the receiving entity should recognize the assets and liabilities transferred at their carrying amounts in the transferring entity's accounts at the date of transfer. However, if the carrying amounts vary from the parent's historical cost, for example, because push-down accounting was not applied, the receiving entity should record the amounts at the parent's historical cost. (FASB ASC 805-50-30-5) [Formerly SFAS 141(R), par. D9]